Exhibit (a)(5)(i)

FOR IMMEDIATE RELEASE

CONTACT:

MEDIA (CNA):	ANALYSTS (CNA):
Sarah J. Pang, 312/822-6394	Nancy M. Bufalino, 312/822-7757
Marie Hotza, 312/822-4278
CNA SURETY SPECIAL COMMITTEE:	David C. Adams, 312/822-2183
Joele Frank or Meaghan Repko	ANALYSTS (CNA SURETY):
Joele Frank, Wilkinson Brimmer Katcher	John Corcoran, 312/822-1371
212/355-4449
CNA COMMENCES TENDER OFFER TO ACQUIRE
PUBLIC MINORITY STAKE IN CNA SURETY FOR $26.55 PER SHARE IN CASH
CHICAGO, May 11, 2011 — CNA Financial Corporation (NYSE: CNA) and CNA Surety Corporation (NYSE: SUR) announced today that an indirect wholly-owned subsidiary of CNA Financial, Surety Acquisition Corporation, has commenced the previously announced tender offer to acquire all of the outstanding shares of CNA Surety common stock not currently owned by CNA Financial or its subsidiaries for $26.55 per share in cash without interest.
CNA Financial and CNA Surety announced on April 21, 2011 the signing of a definitive merger agreement pursuant to which CNA Financial’s subsidiary, Surety Acquisition Corporation, would commence a tender offer for CNA Surety’s public shares. The terms of the merger agreement were approved by the board of directors of CNA Surety, following the recommendation and approval of a Special Committee consisting of CNA Surety’s three independent and disinterested directors. The Special Committee recommends that CNA Surety stockholders tender their shares pursuant to the tender offer.
The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, on June 8, 2011, unless the tender offer is extended or earlier terminated in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (SEC). In addition to customary conditions, the tender offer is subject to a non-waivable “majority-of-the-minority” condition that there shall have been validly tendered and not withdrawn prior to the expiration of the offer a number of shares of CNA Surety representing at least a majority of the outstanding shares of CNA Surety not owned by CNA Financial and its subsidiaries and certain related persons. The tender offer is not subject to a financing condition. Assuming the tender offer is completed, subject to the terms and conditions of the merger agreement, CNA Financial intends to consummate a second-step merger pursuant to which non-tendering holders of CNA Surety common stock would be entitled to receive cash equal to the $26.55 offer price per share.

J.P. Morgan Securities LLC is the Dealer Manager and Innisfree M&A Incorporated is the Information Agent for the tender offer.
About CNA
Serving businesses and professionals since 1897, CNA is the country’s seventh largest commercial insurance writer and the 13th largest property and casualty company. CNA’s insurance products include standard commercial lines, specialty lines, surety, marine and other property and casualty coverages. CNA’s services include risk management, information services, underwriting, risk control and claims administration. For more information, please visit CNA at www.cna.com. CNA is a registered trademark of CNA Financial Corporation.
About CNA Surety
CNA Surety Corporation is the largest publicly traded surety company in the country. Through its principal subsidiary, Western Surety Company, CNA Surety provides surety and fidelity bonds in all 50 states through a combined network of approximately 37,000 independent agencies. CNA Surety’s Securities and Exchange Commission (“SEC”) filings are available at www.sec.gov or visit us at www.cnasurety.com for a direct link to the SEC website.
Additional Information and Where to Find It
This press release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell CNA Surety common stock. CNA Surety stockholders and other interested parties are advised to read the Tender Offer Statement on Schedule TO, the Transaction Statement on Schedule 13E-3, the Offer to Purchase, the Letter of Transmittal, CNA Surety ‘s Solicitation/Recommendation Statement on Schedule 14D-9 and other documents relating to the tender offer that have been or will be filed with the SEC when they become available because they will contain important information regarding the tender offer. Anyone may obtain copies of these documents when available for free at the SEC’s website at www.sec.gov, or by calling Innisfree M&A Incorporated, the Information Agent for the tender offer, toll free at 1-877-717-3930.
Forward-Looking Statement
This press release may include statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. These statements generally include words such as “believes”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by CNA Financial or CNA Surety. For a detailed description of other risks and uncertainties affecting CNA Financial and CNA Surety, please refer to CNA Financial’s filings with the SEC, available at www.cna.com, and CNA Surety’s filings with the SEC, available at www.cnasurety.com.
Any forward-looking statements made in this press release are made by CNA Financial and CNA Surety as of the date of this press release. Further, CNA Financial and CNA Surety do not have any obligation to update or revise any forward-looking statement contained in this press release, even if CNA Financial’s or CNA Surety’s expectations or any related events, conditions or circumstances change.